Exhibit 11.  Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three months ended September 30,
	2008	2007
Net Income	$63,151,000	$132,882,000

Basic weighted average shares outstanding	87,019,210	92,711,807
Diluted weighted average shares outstanding	87,811,267	94,061,427

Basic net income per share	$0.73	$1.43

Diluted net income per share	$0.72	$1.41

	Nine months ended September 30,
	2008	2007
Net Income	$315,050,000	$395,190,000

Basic weighted average shares outstanding	89,082,094	95,036,478
Diluted weighted average shares outstanding	90,203,742	96,601,414

Basic net income per share	$3.54	$4.16

Diluted net income per share	$3.49	$4.09